UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

INTRUSION INC

Common Stock, $0.01 par value

46121E205

December 31, 2009

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

X   Rule 13d-1(b)

    Rule 13d-1(c)

    Rule 13d-1(d)

NOTE:The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.


CUSIP No.  774678403

1.  Names of Reporting Persons.

	FIRST DALLAS HOLDINGS, INC.

2.  Check the Appropriate Box if a Member of a Group

(a)

(b)

3. SEC Use Only

4. Citizenship or Place of Organization

        Texas

5. Sole Voting Power:  0

6. Shared Voting Power:

7. Sole Dispositive Power:  0

8. Shared Dispositive Power:  462,003

9. Aggregate Amount Beneficially Owned by Each Reporting Person:  843,022

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares

11. Percent of Class Represented by Amount in Row (9):  7.2%

12. Type of Reporting Person:  HC


CUSIP No. 774678403

1. Names of Reporting Persons.

	DONALD W. HODGES

2. Check the Appropriate Box if a Member of a Group

(a)

(b)

3. SEC Use Only

4. Citizenship or Place of Organization

	MR. HODGES IS A UNITED STATES CITIZEN

5. Sole Voting Power:  0

6. Shared Voting Power:  462,003

7. Sole Dispositive Power:  0

8. Shared Dispositive Power:  843,022

9. Aggregate Amount Beneficially Owned by Each Reporting Person:  843,022

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares

11. Percent of Class Represented by Amount in Row (9):  7.2%

12. Type of Reporting Person (See Instructions):  IN


CUSIP No. 774678403

1. Names of Reporting Persons.

	First Dallas Securities, Inc.

2. Check the Appropriate Box if a Member of a Group

(a)

(b)

3. SEC Use Only

4. Citizenship or Place of Organization

	Texas

5. Sole Voting Power:  0

6. Shared Voting Power:  0

7. Sole Dispositive Power:  0

8. Shared Dispositive Power:  330,794

9. Aggregate Amount Beneficially Owned by Each Reporting Person:  330,794

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares

11. Percent of Class Represented by Amount in Row (9):  2.8%

12. Type of Reporting Person (See Instructions):  IA, BD


CUSIP No.  774678403

1. Names of Reporting Persons.

	Hodges Capital Management, Inc.

2. Check the Appropriate Box if a Member of a Group

(a)

(b)

3. SEC Use Only

4. Citizenship or Place of Organization

	Texas

5. Sole Voting Power:  0

6. Shared Voting Power:  115,000

7. Sole Dispositive Power:  0

8. Shared Dispositive Power:  165,225

9. Aggregate Amount Beneficially Owned by Each Reporting Person: 165,225

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares

11. Percent of Class Represented by Amount in Row (9):  1.4%

12. Type of Reporting Person (See Instructions):  IA


CUSIP No. 774678403
1. Names of Reporting Persons.

	Hodges Pure Contrarian Fund, A Series of professionally Managed Portfolios

2. Check the Appropriate Box if a Member of a Group

(a)

(b)

3. SEC Use Only

4. Citizenship or Place of Organization

	Massachusetts

5. Sole Voting Power:  0

6. Shared Voting Power:  115,000

7. Sole Dispositive Power:  0

8. Shared Dispositive Power: 115,000

9. Aggregate Amount Beneficially Owned by Each Reporting Person:  115,000

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares

11. Percent of Class Represented by Amount in Row 9:  0.9%

12. Type of Reporting Person :  IV

Item 1.

(a) Name of Issuer:
	Intrusion Inc.

(b) Address of Issuer's Principal Executive Offices:
	1101 Arapaho Road
	Richardson, TX 75081
Item 2.

(a) Name of Person Filing:

	First Dallas Holdings, Inc.("FDHI")
	Donald W. Hodges
	First Dallas Securities, Inc.("FDSI")
	Hodges Capital Management, Inc.("HCM")
	Hodges Pure Contrarian Fund


(b) Address of Principal Business Office or, if none, Residence:
	2905 Maple Ave.
	Dallas, Texas 75201

(b) Citizenship:
	First Dallas Holdings, Inc. is a Texas corporation.
	Donald W. Hodges is a citizen of the United States.
	First Dallas Securities, Inc. is a Texas corporation.
	Hodges Capital Management is a Texas corporation.
	Hodges Pure Contrarian Fund is a series of a Massachusetts business trust.

(d) Title of Class of Securities:
	Common Stock, Par Value $0.01

(e) CUSIP Number:
	774678403

Item 3. If this statement is filed pursuant to SS240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:


(g)  X A parent holding company or control person in accordance with
			S 240.13d-1(b)(1)(ii)(G).


Item 4.    Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned:

	First Dallas Holdings, Inc.	843,022
	Donald W. Hodges		843,022
	First Dallas Securities, Inc.	330,794
	Hodges Capital Management, Inc.	165,225
	Hodges Pure Contrarian Fund	115,000

(b) Percent of class:

	First Dallas Holdings, Inc.	7.2%
	Donald W. Hodges		7.2%
	First Dallas Securities, Inc.	2.8%
	Hodges Capital Management, Inc.	1.4%
	Hodges Pure Contrarian Fund	0.9%

The calculation of the percentage of beneficial ownership of the Company's common stock is based upon 6,025,938 shares outstanding on November 30, 2009, as disclosed by the Company in its Quarterly Report on Form 10-Q for the quarter ended November 30, 2009.

(c) Number of shares as to which the person has:

	(i) Sole power to vote or to direct the vote:

	First Dallas Holdings, Inc	0
	Donald W. Hodges		0
	First Dallas Securities, Inc.	0
	Hodges Capital Management, Inc.	0
	Hodges Pure Contrarian Fund	0

	(ii) Shared power to vote or to direct the vote:

	First Dallas Holdings, Inc.	462,003
	Donald W. Hodges		462,003
	First Dallas Securities, Inc.	0
	Hodges Capital Management, Inc.	115,000
	Hodges Pure Contrarian Fund	115,000

	(iii) Sole power to dispose or to direct the disposition of:

	First Dallas Holdings, Inc	0
	Donald W. Hodges		0
	First Dallas Securities, Inc.	0
	Hodges Capital Management, Inc.	0
	Hodges Pure Contrarian Fund	0

	(iv) Shared power to dispose or to direct the disposition of:

	First Dallas Holdings, Inc.	462,003
	Donald W. Hodges		462,003
	First Dallas Securities, Inc.	330,794
	Hodges Capital Management, Inc.	165,225
	Hodges Pure Contrarian Fund	115,000
The reported shares are shares of common stock of the Issuer, par value $0.01.

All 843,022 of the reported shares collectively, the ("reported Shares") may be deemed as beneficially owned by FDHI, which is the owner of FDSI and HCM, and Donald W. Hodges, who is the controlling shareholder of FDHI.

	330,794 of the Reported Shares are held in seperate accounts managed by FDSI, each of which, individually, owns less than 1% of the common stock of the Issuer(each a "Separate Account"). FDSI is a registered broker-dealer and an investment adviser registered with the SEC. 50,225 of the Reported Shares are held in Separate Accounts managed by HCM, which is also an investment adviser registered with the SEC.

	115,000 of the Reported Shares are held by the Hodges Pure Contrarian Fund which is in a series of Professionally Managed Portfolios, an investment company registered under the Investment Company Act of 1940. The investment adviser to this fund is HCM, which may be deemed to be a beneficial owner of the funds' Reported Shares.

Item 5.     Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.

Item 6.    Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired
the Security Being Reported on By the Parent Holding Company or Control Person

First Dallas Securities, Inc. is wholly-owned by First Dallas Holdings, Inc., and is a registered investment adviser in accordance with S 240.13d-1(b)(1)(ii)(E)

Hodges Capital Management, Inc. is wholly-owned by First Dallas Holdings, Inc., and is a registered investment adviser in accordance with S 240.13d-1(b)(1)(ii)(E)


Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits

Exhibit 1:
	Joint Filing Agreement dated February 15,2010, among FDHI, Donald W. Hodges, FDSI, HCM and Hodges Pure Contrarian Fund.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 15, 2010


	Donald W. Hodges
	Chairman